January 3, 2020

Andrew McDonald
Chief Executive Officer
LifeSci Acquisition Corp.
250 W 55th Street, #3401
New York, NY 10019

       Re: LifeSci Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted December 12, 2019
           CIK No. 0001796129

Dear Mr. McDonald:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted December 12, 2019

Financial Statements
Note 6 - Commitments
Underwriting Agreement, page F-12

1. We note that the underwriters will be entitled to a cash underwriting discount of $0.55 per unit upon closing of the offering. Based upon disclosure elsewhere in the filing, it appears that the $0.55 per unit discount is inclusive of, not in addition to, the deferred fee of $0.35 per unit to be paid upon completion of a business combination. Please advise and clarify your disclosure as necessary.
 Andrew McDonald
FirstName LastNameAndrew McDonald
LifeSci Acquisition Corp.
Comapany2020
January 3, NameLifeSci Acquisition Corp.
January 3, 2020 Page 2
Page 2
FirstName LastName
Undertakings, page II-5

2. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
         Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
         430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
Exhibits

3. We note your disclosure on page F-12 that you intend to enter into an administrative support agreement with an affiliate of your sponsor. Please include the administrative support agreement in your exhibit index. See Item 601(b)(10) of Regulation S-K.
       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Giovanni Caruso